UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-72124, 333-108644, 333-134984

FEI COMPANY

(Exact name of registrant as specified in its charter)

5350 NE Dawson Creek Drive

Hillsboro, Oregon 97124-5793

(503) 726-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.5% Convertible Subordinated Notes due 2008

Zero Coupon Convertible Subordinated Notes due June 15, 2023

2.875% Convertible Subordinated Notes due June 1, 2013

(Title of each class of securities covered by this Form)

Common Stock, no par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5.5% Convertible Subordinated Notes due 2008	0
Zero Coupon Convertible Subordinated Notes due June 15, 2023	0
2.875% Convertible Subordinated Notes due June 1, 2013	0

Pursuant to the requirements of the Securities Exchange Act of 1934, FEI Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2016	FEI Company

	By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	President and Secretary